UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                       PURSUANT TO RULE 13a-16 OR 15d-16
                     UNDER THE SECURITIES EXCHANGE ACT OF 1934




                       For the month of February, 2004

                                 SPIRENT plc
     _____________________________________________________________________
                (Translation of registrant's name into English)

  Spirent House, Crawley Business Quarter, Fleming Way, Crawley, West Sussex
                                RH10 9QL, UK.
     _____________________________________________________________________
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F    X         Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes .....        No     X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________




SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES


1. Name of company

Spirent plc

2. Name of shareholder having a major interest

Stanlife Nominees Limited

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

Shareholder in 2 above

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

Shareholder in 2 above

5. Number of shares / amount of stock acquired

N/a

6. Percentage of issued class

N/a

7. Number of shares / amount of stock disposed

Not known

8. Percentage of issued class

Not known

9. Class of security

Ordinary shares of 3.3333 pence each

10. Date of transaction

25 February 2004

11. Date company informed

26 February 2004

12. Total holding following this notification

Not known

13. Total percentage holding of issued class following this notification

Not known

14. Any additional information

Notification received pursuant to S198-202 Companies Act 1985 that the shareholder no longer has a notifiable interest. The shareholder had previously reported to the Company on 31 December 2003 that it held a notifiable interest of 29,562,297 Ordinary shares (3.13% of the Company's issued share capital).

15. Name of contact and telephone number for queries

Luke Thomas - 01293 767658

16. Name and signature of authorised company official responsible for making this notification

Luke Thomas - Deputy Company Secretary

Date of notification

26 February 2004

The FSA does not give any express or implied warranty as to the accuracy of this document or material and does not accept any liability for error or omission. The FSA is not liable for any damages (including, without limitation, damages for loss of business or loss of profits) arising in contract, tort or otherwise from the use of or inability to use this document, or any material contained in it, or from any action or decision taken as a result of using this document or any such material.


END

                                   Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                               ______LUKE THOMAS______

                                                     (Registrant)

Date   26 February 2004                         By   ____/s/ Luke Thomas____

                                                    (Signature)*